UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 25, 2024 titled “GeoPark Announces First Quarter 2024 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2024 OPERATIONAL UPDATE

STRONG PRODUCTION PERFORMANCE IN LLANOS 34 AND CPO-5 BLOCKS

DRIVING CURRENT PRODUCTION TO OVER 38,000 BOEPD

Bogota, Colombia – April 25, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announces its operational update for the three-month period ended March 31, 2024 (“1Q2024”).

Oil and Gas Production and Operations

•	1Q2024 average oil and gas production of 35,473 boepd, reflected stable production in the Llanos 34 Block (GeoPark operated, 45% WI), impacted by localized blockades in the CPO-5 Block (GeoPark non-operated, 30% WI) in Colombia and maintenance activities in the Manati gas field (GeoPark non-operated, 10% WI) in Brazil

•	Production in the Manati gas field has been temporarily suspended since mid-March 2024, when it was producing approximately 1,200 boepd, due to unscheduled maintenance activities, expected to be restored in May 2024

•	GeoPark is currently producing over 38,000 boepd, mainly resulting from increased production in the Llanos 34 and CPO-5 Blocks in Colombia

Llanos 34 Block: Production Reached a Twelve-Month High

•	Two horizontal wells drilled in 1Q2024, including a first horizontal well in the Jacana field that initiated testing in April 2024

•	Seven horizontal wells in aggregate have been put on production since the beginning of the horizontal well drilling program in early 2023, and are now producing 9,300 bopd gross

•	In early April 2024, the Llanos 34 Block reached the highest production levels in the last 12 months, producing 56,000 - 57,000 bopd gross (compared to average production of 53,001 bopd gross in 1Q2024), due to successful development drilling and workover activities

•	The Llanos 34 Block is currently producing 54,000–55,000 bopd gross

CPO-5 Block: New Record Production Levels

•	22 days of localized blockades in 1Q2024 affected production, which was fully restored in late March 2024

•	The Indico 3 development well reached total depth in March 2024, initiated testing in mid-April 2024 and is currently producing 3,710 bopd gross of light oil with a 0.2% water cut

•	The CPO-5 Block is currently producing approximately 30,000 bopd gross (compared to 18,923 bopd gross in 1Q2024 and approximately 8,000 bopd when acquired in November 2019), a new record for the block

Exploration & Appraisal: Key Projects in Key Acreage

•	Llanos 86 and Llanos 104 blocks (GeoPark operated, 50% WI):

-	Acquired 650+ sq. km of 3D seismic, with ongoing processing and interpretation activities, targeting to initiate exploration drilling in 1Q2025

-	The Llanos 86 and Llanos 104 blocks are adjacent to the eastern side of the CPO-5 Block

-	This is one of the three biggest onshore seismic acquisition projects in Colombia, expected to add further prospects to GeoPark’s organic exploration inventory

•	CPO-5 Block:

-	Acquired 232 sq. km1 of 3D seismic in the northeastern part of the block, which is now approximately 85% covered with 3D seismic

-	Spudded the Cisne 1 exploration well in late April 2024, to continue delineating the combined structural/stratigraphic Paleocene play in the northern part of the block

1 Seismic area represented as full fold.

2024 Guidance Remains Unchanged

•	2024 Full-year average production of 35,500-39,000 boepd, as announced on February 21, 2024

•	Fully-funded 2024 organic capital expenditures program of $150-200 million to drill 35-45 gross wells (including 5-10 gross exploration wells and 30-35 gross appraisal and development wells)

Upcoming Catalysts

•	Drilling 12-13 gross wells in 2Q2024, targeting attractive conventional, short-cycle development, injector, appraisal and exploration projects

•	Key projects include:

-	Llanos 34 Block: Drilling 2-3 horizontal wells

-	CPO-5 Block: Drilling one exploration well

-	Llanos 123 Block: Drilling one appraisal well and one exploration well

-	Perico Block: Drilling one appraisal well

-	Espejo Block (GeoPark operated, 50% WI): Drilling one exploration well

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2024, as compared to 1Q2023:

	1Q2024			1Q2023
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	32,832	32,738	557	32,580	+1%
Ecuador	1,483	1,483	-	990	+50%
Brazil	893	13	5,283	1,020	-12%
Chile[b]	264	21	1,459	1,988	-87%
Total (as reported)	35,473	34,255	7,305	36,578	-3%
Total Pro forma (without Chile)	35,209	34,234	5,846	34,590	2%
a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 5,916 bopd in 1Q2024. No royalties were paid in kind in Ecuador, Chile or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 439 bopd.

b)	Production in Chile in 1Q2024 reflects production until closing of the divestment transaction in January 2024

Quarterly Production

(boepd)	1Q2024	4Q2023	3Q2023	2Q2023	1Q2023
Colombia	32,832	34,154	31,780	33,045	32,580
Ecuador	1,483	1,419	659	634	990
Brazil	893	1,101	774	1,212	1,020
Chile	264	1,641	1,565	1,690	1,988
Total [a]	35,473	38,315	34,778	36,581	36,578
Oil	34,255	35,842	32,510	33,672	33,801
Gas	1,218	2,473	2,268	2,909	2,777
a)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Reporting Date for 1Q2024 Results Release, Conference Call and Webcast

GeoPark will report its 1Q2024 financial results on Wednesday, May 15, 2024, after the market close.

GeoPark management will host a conference call on May 16, 2024, at 10:00 am (Eastern Daylight Time) to discuss the 1Q2024 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/738365444

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404-975-4839

Global Dial-In Numbers:
https://www.netroadshow.com/conferencing/global-numbers?confId=64224

Passcode: 950684

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance and capital expenditures. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: April 25, 2024